October 23, 2008
Rebecca A. Marquigny
Securities and Exchange Commission
Office of Insurance Products/Division of Investment Management
100 F Street, N.E.
Washington D.C. 20549

Re:	Principal Life Insurance Company Separate Account B
Response to Oral Comments of October 9, 2008; Post-Effective Amendment No. 10 to the
     Registration Statement on Form N-4 filed August 29, 2008
File Nos. 333-116220 & 811-02091
Response to Oral Comments
Dear Ms. Marquigny:
Thank you for your time and attention during your telephone conference with Aneal Krishnamurthy of Dykema PLLC on October 9, 2008. This letter is in response to the Staff’s comments you provided during that conversation regarding the above referenced Post-effective Amendment No. 10. In order to facilitate your review of Registrant’s responses, we have set forth below summaries of each of the Staff’s oral comments (in italics) in numerical order immediately followed by Registrant’s response and, where appropriate, Registrant’s proposed revised language for the prospectus. Page number references correspond to the revised supplement provided to the Staff with this letter.
RESPONSES TO STAFF COMMENTS
COMMENT 1: In the paragraph in bold under “GMWB Investment Options,” please revise the disclosure to clarify whether a GMWB will terminate if a contract owner allocates premium payments or transfers accumulated value to an investment option that is not a permitted GMWB investment option. If there is some exception, please disclose.
COMMENT 2: In that same paragraph, the supplement says “we will not be responsible for any financial impact...” Please use the old language of “we will not be responsible for any financial loss or tax obligation” instead.
RESPONSES 1 and 2: Registrant has deleted the paragraph in bold because the Registrant’s systems are being modified to no longer permit a Contract owner with a GMWB rider to allocate to a non-GMWB investment option. Therefore, this disclosure is no longer necessary. Other references to the effect that a GMWB rider will (or may) terminate if there is an allocation to a non-GMWB investment option are also being deleted from the registration statement. Please see new items 4 and 5 on page 6.
COMMENT 3: In the last paragraph under “GMWB Investment Options,” please clarify the disclosure to state that if an investment option is no longer available as a GMWB investment option, it may still be available as an investment option under the contract.

Ms. Rebecca Marquigny
October 23, 2008

RESPONSE 3: Registrant has clarified the disclosure as requested and has also inserted “GMWB” where appropriate. Please see page 2.
COMMENT 4: In the second paragraph after the table under “GMWB Self-Build Models,” please clarify the disclosure to state whether the automatic rebalancing counts towards the number of free transfers available under the contract.
RESPONSE 4: Registrant has made the revision requested by adding the following sentence at the end of the second paragraph after the table under “GMWB Self-Build Models” on page 3, as follows:
“We currently do not charge a transfer fee. If we start charging a transfer fee in the future, we will not impose such a fee on the quarterly automatic portfolio rebalancing.”
COMMENT 5: Please check the table of GMWB Self-Build Models — the Large Value and Large Blend categories under Model A seem to have the “N/A” reversed.
RESPONSE 5: Registrant has revised the table to place the “N/A” in the correct categories. Please see pages 4-5.
COMMENT 6: The Staff asked whether the Registrant intends the GMWB Self-Build Models to be static or dynamic. The Staff suggested the disclosure be clarified accordingly.
RESPONSE 6: The GMWB Self-Build Models are static and the disclosure has been revised to make that more clear. Please see page 6 .
COMMENTS 7: The Staff noted that all of the single fund GMWB investment options are affiliated with Principal Life as are most of the funds in the GMWB Self-Build Models. The Staff asked for disclosure to highlight that point to contract owners and also for disclosure of any potential conflicts of interests that may arise from having contract owners be restricted primarily to Principal funds if they select the GMWB rider.
RESPONSE 7: Registrant has made the revisions requested. The following appears on page 2:
          “You should note that all of the GMWB investment options (except the Self-Build Models) are series of Principal Variable Contracts Funds, Inc. which is managed by Principal Management Corporation (“PMC”), an affiliate of ours. In addition, most of the underlying funds available as options under the GMWB Self-Build Models are also managed by PMC. If you wish to invest your Contract accumulated value predominantly in underlying funds that are not managed by an affiliate of ours, a GMWB rider may not be appropriate for you. You may wish to consult with your financial advisor in making your decision to select a GMWB rider.
     To the extent that an underlying fund managed by PMC may be included as a GMWB investment option or as an option under a GMWB Self-Build Model, PMC will receive additional compensation from the management fee of the underlying fund. However, we do not

Ms. Rebecca Marquigny
October 23, 2008

take such potential financial benefit into account in selecting the underlying fund to be a GMWB investment option or an option under a Self-Build Model.”
COMMENT 8: Under GMWB Overview — Rider Restrictions/Limitations” under “GMWB (INVESTMENT PROTECTOR PLUS) RIDERS,” The Staff indicated that it wanted to re-insert the following deleted sentence from the 3rd paragraph — “Any allocation to investment options that are not eligible GMWB investment options will cause the rider to terminate without value.”
RESPONSE 8: Registrant believes that the Staff’s proposed revision is no longer necessary due to the fact that Registrant has deleted all statements to the effect that allocation to non-GMWB investment options will/may cause the rider to terminate. Please see RESPONSES 1 and 2, above.
COMMENT 9: Under “GMWB Investment Options” under “GMWB 1 RIDER (INVESTMENT PROTECTOR PLUS RIDER),” please add some disclosure about what can happen to investment options/models (such as they can change, the % allocation can change etc.). The information is already in Appendix D but the Staff wants to see a brief summary in the main body of the prospectus.
RESPONSE 9: Registrant has added the requested disclosure. Please see page 6.
COMMENT 10: Under “ENHANCED DEATH BENEFIT RIDER,” please revise the second bullet point to make it more clear as to why the rider is generally more advantageous to younger owners.
RESPONSE 10: Registrant has further clarified the second bullet point. Please see page 8.
COMMENT 11: Under “GMWB Step-Up” under “GMWB 1 RIDER (INVESTMENT PROTECTOR PLUS RIDER),” the Staff thought that the revised disclosure was not as clear as the old disclosure and asked if there was any substantive difference. If there’s no substantive difference, the Staff preferred the old disclosure.
RESPONSE 11: Registrant has decided to retain the disclosure as it is currently set forth in the registration statement and will not make any changes in the supplement with regard to this section.
COMMENT 12: Under “Required Minimum Distributions” under “GMWB 1 Rider (Investment Protector Plus Rider),” Principal proposed deleting the first bullet point under “RMD Program” which states “your Contract was issued on or after March 25, 2008.” The Staff said that contract owners whose contracts were issued before March 25, 2008 may not understand that they are now eligible for the RMD Program and requested the addition of a clarifying statement to the effect that contract owners whose contracts were issued before March 25, 2008 are now eligible for the RMD program.

Ms. Rebecca Marquigny
October 23, 2008

RESPONSE 12: Registrant has made the requested revision to clarify that the RMD Program for GMWB Riders is available to all eligible Contract owners, regardless when their Contract was issued. Please see page 8.
COMMENT 13: The Staff has requested that Appendix E contain additional examples (before and after the lock-in date) of situations where a contract owner has taken withdrawals, has experienced negative investment performance, and/or any other event has taken place that could impact the enhanced death benefit. The Staff also has asked that brackets be used around some of the calculations to make it easier for contract owners to understand the order of making the calculations.
RESPONSE 13: Registrant has added the requested examples and added brackets where appropriate. Please see Appendix E beginning at page 9.
ADDITIONAL ITEMS:
The Registrant proposes to make the following additional revisions in the supplement. The revisions are clarifying in nature and Registrant does not believe they are material changes.
ITEM #1: Registrant has modified the Fixed Account discussion in the last two sentences of the carry-over paragraph, beginning at the bottom of page 1, to reiterate information contained elsewhere in the prospectus as follows:
“While your GMWB rider is in effect, you may make allocations of Contract value and premium payments to, and transfer Contract accumulated value to, the Fixed Account and you may allocate new premium payments to the DCA Plus Account. Such allocations and transfers are subject to the provisions of your Contract. See FIXED ACCOUNT AND DCA PLUS ACCOUNTS — Fixed Account.”
ITEM #2: On page 8, Registrant has added a new section 13 to the Supplement. The change merely reiterates Fixed Account disclosures contained elsewhere in the prospectus, as follows:
“Under “FIXED ACCOUNT AND DCA PLUS ACCOUNTS”, please add the number one to the NOTE as follows “NOTE 1:” and insert the following additional Notes:
          NOTE 2: Transfers and surrenders from the Fixed Account are subject to certain limitations as to frequency and amount. See FIXED ACCOUNT AND DCA PLUS ACCOUNTS — Fixed Account Transfers, Total and Partial Surrenders.
          NOTE 3: We may defer payments of surrender proceeds payable out of the Fixed Account for up to six months. See GENERAL PROVISIONS — Delay of Payments.”

Ms. Rebecca Marquigny
October 23, 2008

Registrant understands that it is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
Please contact Aneal Krishnamurthy of Dykema PLLC at 202-906-8741 with your comments.
Thank you for your assistance.
Sincerely yours,
/s/ Sarah J. Pitts
Counsel
515-248-3259

cc:	Aneal Krishnamurthy Dykema PLLC

PRINCIPAL LIFE INSURANCE COMPANY
PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B
SUPPLEMENT DATED NOVEMBER [    ], 2008 TO
PROSPECTUS DATED MAY 1, 2008
This supplement updates information in the prospectus dated May 1, 2008 for Principal Investment Plus Variable Annuity issued by Principal Life Insurance Company (“we,” “us,” or “our”). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at Principal Financial Group, P.O. Box 9382, Des Moines, Iowa 50306-9382 or call us at 1-800-852-4450 to request a free copy. Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the prospectus.
1. Please replace Appendix D with the following:
APPENDIX D — GMWB INVESTMENT OPTIONS
GMWB Investment Options
While a GMWB rider is in effect, the investment options you may select are restricted. The limited investment options available under a GMWB rider (the “GMWB investment options”) are intended to support the rider’s guarantees with a balanced investment objective. If your investment goal is aggressive growth, a GMWB rider may not be appropriate for you.
The GMWB investment options are:
•	GMWB Self-Build Model A;

•	GMWB Self-Build Model B;

•	GMWB Self-Build Model C;

•	GMWB Self-Build Model D;

•	Principal LifeTime 2010 Account;

•	Principal LifeTime 2020 Account;

•	Principal LifeTime 2030 Account;*

•	Principal LifeTime Strategic Income Account;

•	Strategic Asset Management Balanced Portfolio;

•	Strategic Asset Management Conservative Balanced Portfolio; or

•	Strategic Asset Management Flexible Income Portfolio.

*	Principal LifeTime 2030 Account is only available as an investment option with the GMWB 2 Rider.
When you purchase a GMWB rider, you must allocate 100% of your Separate Account division accumulated value and premium payments to any one of the listed GMWB investment options. You may transfer 100% of your Separate Account division accumulated value from your current GMWB investment option to one other GMWB investment option which is available at the time of the transfer. You may make a transfer by providing us notice (we will effect the transfer at the price next determined after we receive your notice in good order). Any future premium payments are allocated to the GMWB investment option your Separate Account division accumulated value is invested in at the time of the new premium payments. While your GMWB rider is in effect, you may make ~~unrestricted~~allocations of Contract value and premium payments to, and transfer

Contract accumulated value to, the Fixed Account and you may allocate new premium payments to the DCA Plus Account. Such allocation and transfers~~Transfers~~ are subject to the ~~transfer~~provisions of your Contract. See FIXED ACCOUNT AND DCA PLUS ACCOUNTS — Fixed Account.
You should note that all of the GMWB investment options (except the Self-Build Models) are series of Principal Variable Contracts Funds, Inc. which is managed by Principal Management Corporation (“PMC”), an affiliate of ours. In addition, most of the underlying funds available as options under the GMWB Self-Build Models are also managed by PMC. If you wish to invest your Contract accumulated value predominantly in underlying funds that are not managed by an affiliate of ours, a GMWB rider may not be appropriate for you. You may wish to consult with your financial advisor in making your decision to select a GMWB rider.
To the extent that an underlying fund managed by PMC may be included as a GMWB investment option or as an option under a GMWB Self-Build Model, PMC will receive additional compensation from the management fee of the underlying fund. However, we do not take such potential financial benefit into account in selecting the underlying fund to be a GMWB investment option or an option under a Self-Build Model.
For more information about: (1) GMWB Self-Build Models, please see below; (2) Principal LifeTime Accounts and Strategic Asset Management (SAM) Portfolios, please see the prospectus sections titled “THE CONTRACT — The Underlying Mutual Funds,” “TABLE OF SEPARATE ACCOUNT DIVISIONS” and “SUMMARY OF EXPENSE INFORMATION — Annual Underlying Mutual Fund Expenses” and the underlying fund’s prospectus provided with this prospectus; (3) the Fixed and DCA Accounts, please see “FIXED ACCOUNT AND DCA PLUS ACCOUNTS” and (4) transfers under your Contract, please see “THE CONTRACT — The Accumulation Period, Division Transfers” and “GENERAL PROVISIONS — Frequent Trading and Market Timing (Abusive Trading Practices)”).
~~Your GMWB rider may terminate if you allocate premium payments or transfer your Separate Account division accumulated value to an investment option that is not a permitted GMWB investment option. By electing a GMWB rider, you acknowledge that we will not be responsible for any financial impact to you caused by termination of your GMWB rider because you violated the GMWB investment restrictions.~~
We reserve the right to modify the list of available GMWB investment options, subject to compliance with applicable regulations.
If you previously purchased a Contract with a GMWB rider and have your Separate Account division accumulated value invested in a GMWB investment option which is no longer available (a “Discontinued GMWB investment option”), you may continue to maintain that investment and allocate new premium payments to it, provided that the Discontinued GMWB investment option remains an available Separate Account division under the Contract. You should note that a Discontinued GMWB investment option may still be available as a Separate Account division under the Contract. If the Discontinued GMWB investment option involves more than one Separate Account division, we will continue to rebalance your Separate Account division accumulated value each calendar quarter. You may not transfer your Separate Account division accumulated value to any other Discontinued GMWB investment option. You may transfer your Separate Account division accumulated value to another GMWB investment option that is available at the time of transfer; in this case, the Discontinued GMWB investment option will no longer be available to you.
GMWB Self-Build Models
Each of the GMWB Self-Build Models requires you to allocate your Separate Account division accumulated value and premium payments in specified percentages among asset classes and provides you limited ability to select the Separate Account divisions that you wish to use to meet those allocation requirements. The major asset classes on which each model is based and the required allocations among those asset classes are shown in the following table.

	Model	Model	Model	Model
Asset Class	A	B	C	D
Short-Term Fixed Income	30%	20%	10%	15%
Fixed Income	40%	30%	20%	15%
Balanced/Asset Allocation	10%	15%	20%	25%
Large U.S. Equity	20%	25%	30%	25%
Small/Mid U.S. Equity	0%	5%	15%	0%
International Equity	0%	5%	5%	20%
To “build your model,” you select one of the available models and then pick Separate Account divisions from each of the asset classes in the model. The table below identifies the Separate Account divisions that are available within each asset class for purposes of the GMWB Self-Build Models. It also identifies those instances in which there are limitations on the percentage of assets that you may allocate to a sub-class within asset classes. The sum of the percentages that you allocate to the Separate Account divisions in an asset class or sub-class must equal the required aggregate percentage for that asset class or sub-class. The sum of the percentages you invest in all the asset classes must equal 100% of your Separate Account division accumulated value.
If you choose a GMWB Self-Build Model, you are directing us to allocate your Separate Account division accumulated value and premium payments according to the allocation percentages you have set. In addition, you are directing us to automatically rebalance your Separate Account division accumulated value each calendar quarter to match the allocation percentages you set in your GMWB Self-Build Model. You may transfer among the divisions within an asset class or sub-class as long as your allocations for that asset class or sub-class equal the percentage established by your chosen GMWB Self-Build Model, and you adhere to the transfer provisions of your Contract (See “THE CONTRACT — The Accumulation Period, Division Transfers” and “GENERAL PROVISIONS — Frequent Trading and Market Timing (Abusive Trading Practices)”). We currently do not charge a transfer fee. If we start charging a transfer fee in the future, we will not impose such a fee on the quarterly automatic portfolio rebalancing.
In selecting and building a GMWB Self-Build Model, you should consider your personal objectives, investment time horizons, risk tolerance and other financial circumstances. You should also remember that asset allocation does not insure a profit or protect against loss. You may wish to ask your financial advisor for assistance in selecting a model and choosing among the Separate Account divisions available under that model. You may also wish to contact your financial advisor from time to time to discuss whether your selections remain appropriate for your needs.
For more information about the Separate Account divisions named in the table for the GMWB Self-Build Models below, please see the prospectus sections titled “THE CONTRACT — The Underlying Mutual Funds,” “TABLE OF SEPARATE ACCOUNT DIVISIONS” and “SUMMARY OF EXPENSE INFORMATION — Annual Underlying Mutual Fund Expenses” and the underlying fund’s prospectus provided with this prospectus.
You may choose one of the GMWB Self-Build Models shown below:

	Investment	Model	Model	Model	Model
	Advisor	A	B	C	D
Short-Term Fixed Income Divisions		30%	20%	10%	15%
Short-Term Bond	Principal Global Investors, LLC*
Short-Term Income	Edge Asset Management, Inc.*
Money Market	Principal Global Investors, LLC*
Fixed Income Divisions		40%	30%	20%	15%
American Century VP Inflation Protection	American Century Investment Management, Inc.
Bond & Mortgage Securities (f/k/a Bond)	Principal Global Investors, LLC*
Government & High Quality Bond	Principal Global Investors, LLC*

	Investment	Model	Model	Model	Model
	Advisor	A	B	C	D
Mortgage Securities	Edge Asset Management, Inc.*
Balanced/Asset Allocation Divisions		10%	15%	20%	25%
Asset Allocation	Morgan Stanley Investment Management, Inc.*
LifeTime 2010	Principal Global Investors, LLC*
LifeTime 2020	Principal Global Investors, LLC*
LifeTime Strategic Income	Principal Global Investors, LLC*
Strategic Asset Management (“SAM”)	Edge Asset Management, Inc.*
Balanced
SAM Conservative Balanced	Edge Asset Management, Inc.*
SAM Flexible Income	Edge Asset Management, Inc.*
Large U.S. Equity Divisions		20%	25%	30%	25%
Large Value		10%	10%	10%	10%
AIM V.I. Basic Value	Invesco AIM Advisors, Inc.
Equity Income (f/k/a Equity Income I)	Edge Asset Management, Inc.*
LargeCap Value III (f/k/a LargeCap Value)	Alliance Bernstein, L.P.*
LargeCap Value II (f/k/a Equity Value)	American Century Investment Management, Inc.*
LargeCap Value (f/k/a Capital Value)	Principal Global Investors, LLC*
Large Blend		0%	5%	10%	5%
LargeCap Blend II (f/k/a LargeCap Blend)	T. Rowe Price Associates, Inc.*	N/A
LargeCap S&P 500 Index (f/k/a LargeCap Stock Index)	Principal Global Investors, LLC*	N/A
Neuberger Berman AMT Socially Responsible	Neuberger Berman Management, Inc.	N/A
Large Growth		10%	10%	10%	10%
American Century VP Ultra II	American Century Investment Management, Inc.
Fidelity VIP II ContraFund	Fidelity Management & Research Company

	Investment	Model	Model	Model	Model
	Advisor	A	B	C	D
LargeCap Growth (f/k/a Growth)	Columbus Circle Investors*
T. Rowe Price Blue Chip Growth	T. Rowe Price Associates, Inc.
Small/Mid U.S. Equity Divisions		0%	5%	15%	0%
Mid Cap Value		0%	0%	5%	0%
MidCap Value II (f/k/a MidCap Value)	Neuberger Berman Management, Inc. & Jacob Levy Management, Inc.*	N/A	N/A		N/A
Real Estate Securities	Principal Real Estate Investors, LLC*	N/A	N/A		N/A
Mid Cap Blend and Growth		0%	5%	5%	0%
American Century VP Vista	American Century Investment Management, Inc.	N/A			N/A
MidCap Blend (f/k/a MidCap)	Principal Global Investors, LLC*	N/A			N/A
T. Rowe Price Health Sciences	T. Rowe Price Associates, Inc.	N/A			N/A
Small Cap		0%	0%	5%	0%
AIM V.I. SmallCap Equity	Invesco AIM Advisors, Inc.	N/A	N/A		N/A
Neuberger Berman AMT Fasciano	Neuberger Berman Management, Inc	N/A	N/A		N/A
SmallCap Value I (f/k/a SmallCap Value)	JP Morgan Investment Management, Inc.*	N/A	N/A		N/A
International Equity Divisions		0%	5%	5%	20%
Diversified International	Principal Global Investors, LLC*	N/A
Fidelity VIP Overseas	Fidelity Management & Research Company	N/A
AIM V.I. International Growth	Invesco AIM Advisors, Inc.	N/A

*	Pursuant to a sub-advisory agreement with Principal Management Corporation, the investment advisor.

~~We have entered into an agreement with Principal Financial Advisors, Inc. (“PFA”), an affiliated entity that is registered as an investment adviser with the Securities and Exchange Commission, to advise us with respect to the GMWB Self-Build Models. Pursuant to the agreement, PFA advises us on the construction of new models, including the asset classes to be included, the appropriate percentage of assets to be allocated to each asset class and sub-class, and the Separate Account divisions to be included in each asset class and sub-class, and it periodically re-evaluates the models and advises us when it believes changes are appropriate. PFA’s objective~~
~~under the agreement is to provide models which have a balanced investment objective while limiting the level of investment risk that we assume in providing the guarantees under the GMWB rider. There is no investment advisory relationship between PFA and contract owners, and you should not rely on the models as providing investment recommendations to you. You must decide for yourself, or with the assistance of your financial advisor, whether a particular model or a particular allocation of assets within a model is appropriate for you. In the future, we may modify our arrangement with PFA, or we may discontinue it, in which case we may contract with another firm to provide similar services or choose to provide our own models.~~
We from time to time may make available other GMWB Self-Build Models. We also may~~and~~ make changes to or restrict the availability of GMWB Self-Build Models. ~~We will provide you with written notice regarding any restriction or change that affects the GMWB Self-Build Model to which your Separate Account division accumulated value is allocated.~~If we restrict the availability of or change a GMWB Self-Build Model that you have selected~~your model~~, you may continue to maintain your Separate Account division accumulated value and allocate new premium payments in accordance with your selected model~~as it existed immediately prior to the restriction or change~~. We will continue to rebalance your Separate Account division accumulated value according to that model each calendar quarter. You may transfer your Separate Account division accumulated value to any other GMWB investment option that is available at the time of transfer; in this case, the model from which you transferred will no longer be available to you. Any time you wish to transfer your Separate Account division accumulated value to another GMWB investment option, you may wish to consult with your registered representative about the GMWB investment options then available.
2. Please replace the last sentence of the third paragraph under “GMWB Overview — Rider Restrictions/Limitations” under “GMWB (INVESTMENT PROTECTOR PLUS) RIDERS” with the following sentence in order to conform the disclosure with Appendix D:
We reserve the right to modify the list of available GMWB investment options from time to time, subject to compliance with applicable regulations.
3. Please replace “GMWB Investment Options” under “GMWB 1 RIDER (INVESTMENT PROTECTOR PLUS RIDER)” with the following paragraph in order to conform the disclosure with Appendix D:
GMWB Investment Options
The GMWB investment options are shown in Appendix D. While a GMWB rider is in effect, the investment options you may select are restricted~~limited~~. The~~We have~~ limited  ~~the~~investment options available under a GMWB rider are intended~~in order~~ to support the rider’s guarantees with a balanced investment objective. If your investment goal is aggressive growth, a GMWB rider may not be appropriate for you. It is your responsibility to select your GMWB investment option. You may wish to ask your financial advisor to assist you in making your selection. We reserve the right to modify the list of available GMWB investment options, subject to compliance with applicable regulations. We may from time to time change the allocations under certain GMWB investment options. However, your existing allocation will not be changed and you may continue to maintain your existing allocation.
4. Please delete the last sentence in paragraph four in RIDER BENEFIT — GMWB (Investment Protector Plus) Riders, so that the fourth paragraph now reads as follows:
If you want to allocate to investment options that are not GMWB investment options, you must defer such allocation until the rider’s 5th anniversary when you may terminate the rider.
5. Please delete the fourth bullet point (“the date any portion of your Contract accumulated value is invested in investment options not included in the GMWB investment options”) under Termination and Reinstatement of the Rider in the RIDER BENEFIT — GMWB (Investment Protector Plus) Riders.
6. Please add the following accounts under Principal Variable Contracts Funds — Class 1 in the list of underlying mutual funds at the beginning of the prospectus:
Mortgage Securities Account
Short-Term Income Account

7.~~5.~~ Please add the following to the table discussing underlying mutual fund expenses under “SUMMARY OF EXPENSE INFORMATION” in the prospectus:

				Acquired
				Fund
				(“Underlying
Underlying				Fund”) Fees	Total	Contractual
Mutual	Management		Other	and	Gross	Net
Funds	Fees	12b-1 Fees	Expenses	Expenses	Expenses	Expenses
Principal VCF Mortgage Securities Account — Class 1	0.50	N/A	0.00		0.50
Principal VCF Short-Term Income Account — Class 1	0.50	N/A	0.00		0.50
8.~~6.~~ Please add the following under “TABLE OF SEPARATE ACCOUNT DIVISIONS” in the prospectus:

Mortgage Securities Division
Invests in:	Principal Variable Contracts Funds Mortgage Securities Account — Class 1
Investment Advisor:	Edge Asset Management, Inc. through a sub-advisory agreement with Principal Management Corporation.
Investment Objective:	seeks to provide as high a level of current income as is consistent with prudent investment management and stability of principal.

Short-Term Income Division
Invests in:	Principal Variable Contracts Funds Short-Term Income Account — Class 1
Investment Advisor:	Edge Asset Management, Inc. through a sub-advisory agreement with Principal Management Corporation.
Investment Objective:	seeks to provide a high level of current income consistent with safety and liquidity.
9.~~7.~~ Under “Telephone Services” under “TELEPHONE AND INTERNET (ELECTRONIC) SERVICES” in the prospectus, please delete the second and third bullet points and replace them with the following:
•	that are in good order and received by us before the close of a valuation period will receive the price next determined (i.e., the value as of the close of that valuation period).

•	that are in good order and received by us after the close of a valuation period will receive the price next determined (i.e., the value as of the close of that next valuation period).
10.~~8.~~ Under “Internet” under “TELEPHONE AND INTERNET (ELECTRONIC) SERVICES” in the prospectus, please delete the first and second bullet points and replace them with the following:
•	that are in good order and received by us before the close of a valuation period will receive the price next determined (i.e., the value as of the close of that valuation period).

•	that are in good order and received by us after the close of a valuation period will receive the price next determined (i.e., the value as of the close of that next valuation period).
11.~~9.~~ Under “ENHANCED DEATH BENEFIT RIDER” in the prospectus, please insert the following two new paragraphs at the end of the section:

See Appendix E for examples.
Before you purchase an Enhanced Death Benefit Rider, please consider the following:
•	Although the rider provides an opportunity for increased death benefit payments to your beneficiaries, it does not provide you with increased annuity benefit payments or contract accumulated value.

•	The rider is generally more advantageous to younger owners since~~because~~ the rider lock-in occurs on the later of the contract anniversary following the oldest owner’s 75th birthday and five years after the rider effective date; the younger an owner is when the rider is elected, the longer the time period for potentially increasing Contract accumulated value before the rider lock-in..
~~10. Under “GMWB Step-Up” under “GMWB 1 RIDER (INVESTMENT PROTECTOR PLUS RIDER)” in the prospectus, please delete the fifth paragraph in its entirety and:~~
12.~~11.~~ Under “Required Minimum Distributions” under “GMWB 1 RIDER (INVESTMENT PROTECTOR PLUS RIDER)” in the prospectus:
(a)	Please delete the second and third paragraphs and replace with the following paragraph:
Regardless when your GMWB rider was issued, if~~If~~ you are eligible for and enroll in our RMD Program for GMWB Riders, a withdrawal made to satisfy RMD for the Contract (an “RMD amount”) that exceeds a withdrawal benefit payment for that contract year will NOT be deemed an excess withdrawal.
(b)	Please delete the first bullet point under “RMD Program.”
13. Under “FIXED ACCOUNT AND DCA PLUS ACCOUNTS”, please add the number one to the NOTE, as follows: “NOTE 1:” and insert the following additional Notes:~~12.~~
NOTE 2: Transfers and surrenders from the Fixed Account are subject to certain limitations as to frequency and amount. See FIXED ACCOUNT AND DCA PLUS ACCOUNTS — Fixed Account Transfers, Total and Partial Surrenders.
NOTE 3: We may defer payment of surrender proceeds payable out of the Fixed Account for up to six months. See GENERAL PROVISIONS — Delay of Payments.
14. Please add the following new Appendix to the prospectus:

APPENDIX E
ENHANCED DEATH BENEFIT RIDER:
EXAMPLES OF CALCULATION~~CALCULATIONS~~ OF ~~THE~~ENHANCED DEATH BENEFIT
For all examples, assume
Contract issue date is 01/01/2005
Original premium payment = $100,000
Owner’s age on issue date is 69 years
CALCULATION OF THE ENHANCED DEATH BENEFIT ON~~AS OF~~ THE FOURTH CONTRACT ANNIVERSARY (01/01/2009) (prior to the lock~~LOCK~~-in date)~~IN DATE~~
Assume the following:
AV = $105,000
Additional premium payments = $0
Partial surrenders and partial annuitizations = $0
Owner age = 73
The enhanced death benefit is the greatest of a, b, and c ~~,~~below.
~~Assume the following:~~
a.	$121,550.63 = [$100,000 x (1.05)[4] ] + $0 – $0 = $121,550.63 + $0 (premium payments made since the rider effective date increased at a 5% effective annual interest rate – $0 (adjustments for all partial surrenders and partial annuitizations taken since the rider effective date increased at a 5% effective annual interest rate)

b.	$105,000 = $105,000 + $0 – $0 = (highest accumulated value on any Contract anniversary since the rider effective date) + (additional premium payments made since that Contract anniversary) – (adjustments for all partial surrenders and partial annuitizations taken since that Contract anniversary)

c.	Standard death benefit = $105,000 where the standard death benefit is the greater of
~~$150,000premiums paid—aggregate of]$125,000[to$0premiums paid afterhighest~~
i.	$105,000 = AV

ii.	$100,000 = $100,000 + $0 – $0 = [(original premium payment) + (premium payments made after the Contract issue date)] – (adjustments for all partial surrenders and partial annuitizations taken since the Contract issue date)~~]~~
~~) —aggregate of~~
The enhanced death benefit is $121,550.63 on the fourth Contract anniversary.

CALCULATION OF THE ENHANCED DEATH BENEFIT AFTER THE FOURTH CONTRACT ANNIVERSARY WHEN ADDITIONAL PREMIUM PAYMENT IS MADE (and prior to the lock-in date)
Assume the following:
AV immediately prior to premium payment = $106,000
Additional premium payment = $50,000
AV after premium payment = $156,000
Partial surrenders and partial annuitizations = $0
Owner age = 73
The enhanced death benefit after the premium payment is the greatest of a, b, and c below.
a.	$171,550.63 = $121,550.63 + $50,000 – $0

b.	$155,000 = $105,000 + $50,000 – $0

c.	Standard death benefit = $156,000~~$120,000,~~ where the standard death benefit is the greater of
i.	$156,000 = AV~~$100,000~~

ii.	$150,000~~Accumulated value*~~ = $100,000 + $50,000 – $0~~$120,000~~
The enhanced death benefit is $171,550.63

CALCULATION OF THE ENHANCED DEATH BENEFIT ON THE FIFTH CONTRACT ANNIVERSARY (01/01/2010) (and prior to the lock-in date)
Assume the following:
AV = $159,000
Additional premium payments since last Contract anniversary = $0
Partial surrenders/annuitizations since last Contract anniversary = $0
Age of Owner = 74
The enhanced death benefit is the greatest of a, b, and c below.
a.	$180,128.16 = [$171,550.63 x (1.05)] + $0 – $0 = $180,128.16 + $0 – $0

b.	$159,000 = $159,000 + $0 – $0

c.	Standard death benefit = $159,000 where the standard death benefit is the greater of
i.	$159,000 = AV

ii.	$150,000 = $150,000 + $0 – $0

The enhanced death benefit is $180,128.16.

CALCULATION OF THE ENHANCED DEATH BENEFIT on 06/30/2010 – AFTER THE FIFTH CONTRACT ANNIVERSARY and DATE WHEN PARTIAL SURRENDER HAS BEEN TAKEN (06/30/2010) (and prior to the lock-in date)
Assume the following:
AV prior to partial surrender = $155,000
Partial surrender on 06/30/2010 = $10,000
AV after partial surrender = $145,000
Age of Owner = 74
The enhanced death benefit after the partial surrender is the greatest of a, b, and c below.
a.	$172,664.93 = 180,128.16 x [1.05 x (180/365)] + $0 – [($10,000/$155,000) x 180,128.16 x (1.05 x {181/365})] = $184,569.67 + $0 – $11,904.74

b.	$148,744.50 = $159,000 + $0 – [($10,000/$155,000) x $159,000] = $159,000 + $0 – $10,255.50

c.	Standard death benefit = $145,000 where the standard death benefit is the greater of
i.	$145,000 = AV

ii.	$140,325.00 = $150,000 + $0 – [($10,000/$155,000) x $150,000] = $150,000 + $0 – $9,675.00
The enhanced death benefit is $172,664.93~~$150,000.~~

CALCULATION OF THE ENHANCED DEATH BENEFIT ON THE SIXTH CONTRACT ANNIVERSARY (01/01/2011) (and lock-in date)~~ONE YEAR~~
Assume the following:
AV = $150,000
Premium payments since last Contract anniversary = $0
Partial surrenders/annuitizations since last Contract anniversary = $0
Age of Owner = 75
The enhanced death benefit is the greatest of a, b, and c below.
a.	$177,040.60 = 172,664.93 x [1.05 x (185/365)] + $0 – $0 = $177,040.60 + $0 - $0

b.	$150,000 = $150,000 + $0 – $0

c.	Standard death benefit = $150,000 where the standard death benefit is the greater of
i.	$150,000 = AV

ii.	$140,325 = $140,325.00 + $0 – $0
The enhanced death benefit is $177,040.60. The enhanced death benefit is now locked-in and will only increase for any purchase payments received and decrease for any partial surrenders and partial annuitizations taken.

CALCULATION OF THE ENHANCED DEATH BENEFIT on 06/30/2011 – AFTER THE SIXTH CONTRACT ANNIVERSARY and DATE WHEN ADDITIONAL PREMIUM PAYMENT IS MADE and AFTER LOCK-IN
Assume the following~~DATE~~:
AV before premium payment made = $150,000
06/30/2011 premium payment = $5,000
AV after premium payment made = $155,000
The enhanced death benefit after the premium payment is the greatest of a, b, and c ~~,~~below.
a.	$182,040.60 = $177,040.60 + $5,000 – $0

b.	$155,000 = $150.000 +$5,000 – $0

c.	Standard death benefit = $155,000 where the standard death benefit is the greater of
i.	$155,000 = AV (after premium payment made)

ii.	$145,325 = $140,325 + $5,000 – $0
The enhanced death benefit is $182,040.60.

CALCULATION OF THE ENHANCED DEATH BENEFIT AFTER THE SEVENTH CONTRACT ANNIVERSARY (01/01/2012) and AFTER LOCK-IN
Assume the following:~~above facts~~
AV = $160,000
Premium payments since lock-in date = $0
Partial Surrenders/annuitizations since lock-in date = $0
Age of Owner = 76
Although the enhanced death benefit is now past the lock-in date, the standard death benefit may increase to the Contract AV on any Contract anniversary divisible by seven (e.g., 7, 14, 21). The enhanced death benefit is the greatest of a, b, and c below.~~also that there have been no~~
a.	$182,040.60 = $182,040.60 + $0 – $0

b.	$155,000 = $155,000 +$0 – 0
c.	Standard death benefit = $160,000 where the standard death benefit is the greater of
i.	$160,000 = AV on seventh Contract anniversary

ii.	$145,325 = $145,325 + $0 – $0

iii.	$160,000 = $160,000 +$0 – $0 = [(seventh Contract anniversary accumulated value) + (additional premium payments made since that Contract anniversary) – (adjustments for all partial surrenders and partial annuitizations since that Contract anniversary)]
~~but there has been a withdrawal of $55,000~~
The enhanced death benefit is $182,040.60.

CALCULATION OF THE ENHANCED DEATH BENEFIT on 06/30/2012 – DATE WHEN PARTIAL SURRENDER TAKEN and AFTER SEVENTH CONTRACT ANNIVERSARY and AFTER LOCK-IN
Assume the following:
AV on 6/30/2012 prior to partial surrender = $190,000
Partial surrender = $5,000
AV after the partial surrender = $185,000~~withdrawal date was $110,000.~~
The enhanced death benefit after the surrender is the greatest of a, b, and c below.
a.	$177,252.93 = $182,040.60~~$150,000~~ + $0~~0~~ – [($5,000~~(55,000~~/$190,000~~110,000~~) x $182,040.60] ~~150,000~~ = $182,040.60 + $0 – $4,787.67~~$75,000~~

b.	$150,923.50 = $155,000~~$125,000~~ +$0~~0~~ – [($5,000~~(55,000~~/$190,000~~110,000~~) x$155,000] ~~125,000~~ = $155,000 +$0 - $4,076.50~~$62,500~~

c.	Standard death benefit = $185,000~~$50,000,~~ where the standard death benefit is the greater of
i.	$185,000 = AV

ii~~i~~.	$141,502.95 = $145,325~~$100,000~~ + $0~~0~~ – [($5,000~~(55,000~~/$190,000~~110,000~~) x $145,325]~~100,000~~ = $145,325 + $0 – $3,822.05~~$50,000~~

iii~~ii~~.	$155,792~~Accumulated value after the withdrawal~~ = $160,000 + $0~~$110,000~~ – [($5,000/$190,000) x $160,000]~~55,000~~ = $160,000 + $0 – $4,208.00~~$55,000~~
The enhanced death benefit is $185,000.

CALCULATION OF THE ENHANCED DEATH BENEFIT on 06/30/2013 – DATE WHEN PARTIAL SURRENDER TAKEN and AFTER LOCK-IN
Assume the following:
AV prior to partial surrender = $110,000
Partial surrender = $10,000
AV after partial surrender = $100,000

The enhanced death benefit after the partial surrender is the greatest of a, b, and c below.
a.	$161,140.64 = $177,252.93 + $0 – [($10,000/$110,000) x $177,252.93] = $177,252.93 + $0 – $16,112.29

b.	$137,204.55 = $150,923.50 + $0 – ($10,000/$110,000) x $150,923.50 = $150,923.50 + $0 – $13,718.95

c.	Standard death benefit = $141,630.51 where the standard death benefit is the greater of
i.	$100,000 = accumulated value

ii.	$128,640.33 = $141,502.95 + $0 – [($10,000/$110,000) x $141,502.95] = $141,502.95 + $0 – $12,862.62

iii.	$141,630.51 = $155,792 + $0 – [($10,000/$110,000) x $155,792] = $155,792 + $0 – $14,161.49
The enhanced death benefit is $161,140.64.~~$75,000.~~
*    *    *
THIS SUPPLEMENT SHOULD BE READ AND
RETAINED FOR FUTURE REFERENCE
Principal Financial Group
P.O. Box 9382
Des Moines, Iowa 50306-9382
1-800-852-4450